UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                    to

Commission File Number   0-19119

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cephalon, Inc.

145 Brandywine Parkway,
West Chester, Pennsylvania 19380-4245
(610) 344-0200

REQUIRED INFORMATION

The Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Cephalon, Inc.

401(k) Profit Sharing Plan

Financial Statements

December 31, 2003 and 2002 and

Supplemental Schedule

December 31, 2003

Cephalon, Inc.

401(k) Profit Sharing Plan

Table of Contents

December 31, 2003 and 2002

Financial Statements:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets Held for Investment Purposes as of December 31, 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Cephalon, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
June 28, 2004

Cephalon, Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments at fair value	$44,395,930	$31,186,284
Loans to participants	746,751	514,602
Contributions receivable	494,369	269,441

Net assets available for benefits	$45,637,050	$31,970,327

Cephalon, Inc.

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions:
Net appreciation (depreciation) in fair value of investments	$5,566,096	$(9,589,990)
Interest and dividend income	455,171	352,047
Participant contributions	6,125,069	5,025,208
Employer contributions	3,983,085	3,554,630

Total additions (losses)	16,129,421	(658,105)

Deductions:
Distributions to participants	2,369,050	1,487,029
Administrative fees	93,648	115,255

Total deductions	2,462,698	1,602,284

Net increase (decrease)	13,666,723	(2,260,389)

Net assets available for benefits:
Beginning of year	31,970,327	34,230,716

End of year	$45,637,050	$31,970,327

Cephalon, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.     Description of Plan

The following description of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Cephalon, Inc. and subsidiaries (the “Company”) established the Plan effective January 1, 1990.

The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee/Recordkeeper

Effective August 28, 2003, The Vanguard Group (“Vanguard”) became the recordkeeper and investment manager and Vanguard Fiduciary Trust Company (“VFTC”) became trustee of the Plan. From January 1, 2002 through August 27, 2003, ARIS Corporation provided recordkeeping services and Fidelity Investments provided investment management services with Reliance Trust Company as the passive trustee of the Plan.

Administration of the Plan

The Company is the Plan Administrator. Additionally, the Company is the named fiduciary of the Plan, as well as the Plan sponsor, as defined by ERISA. The Company has delegated the responsibility for the review of investment performance and the selection of investment options for the Plan to an Investment Committee.  The Investment Committee operates under a written charter and consists of Company employees who are not compensated for services rendered.

Eligibility and Participation

The Plan is a defined contribution plan covering all full-time U.S. employees of the Company aged 21 or older. Effective January 1, 2002, the Plan was amended to allow eligible employees to enroll on the first day of employment.

Contributions

Effective January 1, 2002, participants are permitted to contribute up to 20 percent of their eligible annual pre-tax compensation. Participant annual pre-tax deferrals are limited to the maximum allowable under the IRC. The Company makes a matching contribution equal to 100 percent of the employee elected salary deferral up to 6 percent of eligible compensation. The Plan previously provided for discretionary matching contributions by the Company in cash or a combination of cash and shares of Cephalon, Inc. common stock (“Company Stock”).  For the periods prior to July 1, 2003, the Company matching contribution was at a ratio of 50% cash and 50% Company Stock. As of July 1, 2003, 100% of the Company matching contribution is in cash.

Effective January 1, 2002, the Plan was amended to allow participants to reallocate shares of Company Stock received pursuant to the Company matching contribution among the other investment options offered under the Plan.  Employees are permitted to trade Company Stock held in the Plan, subject to limitations imposed by the Securities Trading Policy of the Company and U.S. securities laws. Investment changes for non-Company Stock account balances and/or future contributions can be made by participants at any time.

The Company may also contribute an annual discretionary profit sharing contribution.  No discretionary profit sharing contributions have been made to the Plan through December 31, 2003.

Effective January 1, 2002, the Plan was amended to allow participants in the Plan who are aged 50 and older to make additional salary deferral contributions that will qualify as “catch-up” contributions under the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for Company matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s elective contribution and allocations of (a) employer matching contribution, (b) investment earnings, net of administrative expenses, and (c) the Company’s profit sharing contribution, if applicable.  Participant account balances are maintained in share positions in both mutual funds and a Company Stock Fund.  Accounts are valued daily based on changes in share prices (see Note 2).

Vesting and Forfeitures

Participants are immediately fully vested in their contributions plus actual earnings thereon and in all Company matching contributions made to the Plan on their behalf.  At January 1, 2002, all current active employee participants in the Plan became fully and immediately vested in all previously unvested Company matching contributions made to the Plan on their behalf. Vesting in the discretionary profit sharing contribution, if any, will occur over a four year period and, in the event of a Plan termination, will vest fully.

During 2003, forfeited funds which stemmed from unvested employer contributions of former employees were returned to the Plan Assets and were used to reduce both cash and stock value of employer match contributions by $148,958 and 4,043 shares of stock, respectively. During 2002, employer contributions were reduced by $11,745 and 219 shares of stock as a result of distributions of previously forfeited unvested account balances.  At December 31, 2003, there are no forfeiture amounts remaining in the Plan Assets.

Distribution of Benefits

Upon termination of service, participants are eligible for a distribution of Plan benefits.  Benefits are paid in the form of a single lump-sum payment or may be rolled over to a qualified retirement plan.  Benefits representing the vested portion of employer matching contributions of Company Stock are paid in the form of Company Stock, if requested.

In the event of financial hardship (as defined in the Plan) and, if authorized by the Plan Administrator, participants may withdraw money from their Plan accounts while they are still employed.

Loans

Active participants may borrow a minimum of $1,000 and up to the lesser of $50,000 or 50 percent of their account balance. The interest rate for participant loans is the prime rate at the time of the loan plus 1 percent. As of December 31, 2003, loans outstanding had interest rates ranging from 5% to 10.3%.  Loans are repaid via payroll deductions with a portion of the withholding designated as the principal and a portion as interest.  No loan repayment period may exceed five years, unless such loan was used to acquire the participant’s principal residence, in which case the Plan Administrator may extend the period of repayment.

In the event of termination of employment, the participant’s loan must be repaid in full or it will be treated as a distribution.

Administrative Expenses

Investment advisory fees for portfolio management are paid directly from fund earnings; they are included in the fund expense ratio and do not reduce assets of the Plan.  All other Plan expenses are paid by the Company.  Prior to August 28, 2003, the Plan engaged Fidelity Investments for investment management services which were paid by the Plan.

2.     Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan as of the last day of the year.  Effective August 28, 2003, Vanguard implemented a unitized Company Stock Fund.  The value of this unitized Company Stock Fund is based on the current fair market value of the Company Stock and short-term investments in Vanguard® Money Market Reserves, increased by any fund receivables and decreased by any fund payables. The resulting sum is then divided by the total number of outstanding units in the Company Stock Fund to obtain a daily net asset value per fund unit.

Prior to August 28, 2003, Company Stock was valued at the last reported sale price on the Nasdaq National Market as of the last day of the year.  Participant loans are valued at cost, which approximates fair value. Purchase and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is accrued when earned.

Risks and Uncertainties

The Plan provides for various investment options in any combination of certain mutual funds and Company Stock. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3.     Investments

Investments that represent 5 percent or more of the Plan’s net assets are as follows:

	At December 31,
	2003	2002
Cephalon, Inc. Company Stock Fund	$10,340,957	$10,986,801
Fidelity Cash Reserves	—	3,885,347
Strong Government Securities Fund (Inv)	—	1,627,161
Fidelity US Bond Index Fund	—	1,603,865
Vanguard Prime Money Market Fund	3,398,832	—
Vanguard Capital Opportunity Fund	3,332,483	—
Vanguard Morgan Growth Fund Investor Shares	2,925,945	—
Vanguard PRIMECAP Fund	2,678,470	—
Vanguard Windsor II Fund Investor Shares	2,541,758	—
Vanguard Total Bond Market Index Fund	2,312,366	—
Vanguard Explorer Fund	2,271,424	—

During 2003 and 2002, the Plan’s investments incurred net appreciation (depreciation) as follows:

	2003	2002
Mutual funds	$5,590,497	$(4,025,301)
Cephalon, Inc. Stock Fund	(24,401)	(5,564,689)
Net appreciation (depreciation)	$5,566,096	$(9,589,990)

Company Stock

Participants may direct up to 20 percent of their contributions to purchase Company Stock.  From January 1, 2002 to August 27, 2003, the Plan obtained the Company Stock by making purchases in the open market.  Effective August 28, 2003, Vanguard maintains a unitized Company Stock Fund that invests in Cephalon Common Stock. With respect to employer matching contributions in Company Stock, the Plan obtained the Company Stock directly from the Company.

Non Participant-Directed Investments

For periods June 30, 2003 and prior, the portion of the employer matching contribution made in Company Stock was the only non participant-directed investment.  Effective July 1, 2003 all employer match contributions are made in cash and are invested in accordance with instructions provided by participants.

Information about the significant components of the changes in net assets relating to non participant-directed investments in Company Stock is as follows:

For the Year Ended December 31, 2002

Contributions	$2,031,438
Net depreciation	(5,564,689)
Benefits paid to withdrawing participants	(518,447)

$(4,051,698)

At December 31, 2003, there were no non participant-directed investment components left in the Plan.

4.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

5.     Tax Status

The Internal Revenue Service has determined and informed the plan sponsor in a letter dated September 18, 1995, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since its inception and received a favorable determination from the Internal Revenue Service on February 25, 2004 for the amendments.

6.     Related-Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as trustee for all investments in the Plan except for such investments held by participants in self-directed brokerage funds.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Prior to August 28, 2003, the Plan invested in shares of mutual funds offered by Fidelity Investments. The Plan also engaged Fidelity Investments for investment management services.  Fees paid to Fidelity Investments were $93,648 for the year ended December 31, 2003.

Transactions in shares of Company Stock qualify as party-in-interest transactions under the provisions of ERISA.  During 2003, the Plan purchased Company Stock in the amount of $362,194 and sold Company Stock in the amount of $1,180,749.  Employer matching contributions of Company Stock totaling $829,518 were contributed by the Company to the Plan.

Supplemental Schedule

Schedule I
Cephalon, Inc.	E.I.N. #23-2484489
401(k) Profit Sharing Plan	P.I.N. #001
As of December 31, 2003

Description of Investment	Current Value

Registered investment companies

Franklin Templeton Growth Fund, Class A	$2,174,076
Invesco Technology Fund	572,812
Royce Fund: Royce Premium Fund; Investment Class Shares	1,473,405
Royce Total Return Fund-Financial Intermediary Shares	1,865,766
T Rowe Price Mid-Cap Value Fund	90,236
Vanguard 500 Index Fund Investor Shares	1,976,539
Vanguard Asset Allocation Fund	604,698
Vanguard Capital Opportunity Fund	3,332,483
Vanguard Equity Income Fund	862,199
Vanguard Explorer Fund	2,271,424
Vanguard Growth and Income Fund Investor Shares	1,391,156
Vanguard Intermediate-Term Treasury Fund Investor Shares	2,113,313
Vanguard LifeStrategy Conservative Growth Fund	15,155
Vanguard LifeStrategy Growth Fund	87,608
Vanguard LifeStrategy Income Fund	7,737
Vanguard LifeStrategy Moderate Growth Fund	89,829
Vanguard Morgan Growth Fund Investor Shares	2,925,945
Vanguard Prime Money Market Fund	3,398,832
Vanguard PRIMECAP Fund	2,678,470
Vanguard Strategic Equity Fund	794,532
Vanguard Total Bond Market Index Fund	2,312,366
Vanguard Wellington Fund Investor Shares	474,634
Vanguard Windsor II Fund Investor Shares	2,541,758
Cephalon, Inc. Stock Fund	10,340,957

Investments at Fair Value	44,395,930

Participant loans maturing at various dates through July, 2033 with interest rates: 5.0% to 10.3%	746,751

$45,142,681

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administers the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

By:	CARL A. SAVINI
Carl A. Savini
Senior Vice President, Human Resources of Cephalon, Inc.
(Plan Administrator)

Date:  June 28, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of PricewaterhouseCoopers LLP